Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the reference to our firm under the caption “Experts” and to the inclusion in Amendment #5 to the Registration Statement of BioLife4D Corporation on Form S-1 (file #333-265400) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated February 28, 2022, except for the effects of the restatement for all share and per share amounts for the 1:3 reverse stock split, to which is September 2, 2022 and with respect to our audit of the financial statements of BioLife4D Corporation as of December 31, 2021 and 2020 and for the years then ended.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois

United States of America

October 4, 2022